Exhibit 99.2

Thomas J. McInerney,

CEO

Altaba Inc.

15 March 2018

Dear Tom,

As you know TCI is the largest shareholder of Altaba owning close to 10% of the company. We have very much appreciated your efforts to create shareholder value. We fully agree with your explicit goal of narrowing the wide discount to net asset value at which Altaba continues to trade.

However, we believe that the current strategy of Altaba is unlikely to materially reduce this discount. A clear plan of liquidation is now necessary. This should involve a complete distribution or sale of all of Altaba’s Alibaba and Yahoo Japan shares.

We attach a presentation for the Board and shareholders of Altaba laying out in summary our proposed plan of liquidation. We strongly believe that the vast majority of Altaba’s shareholders would be supportive of this plan.

We have today converted our SEC filing to a 13D so that we may engage actively with you, the Board of Altaba and all shareholders to create the best outcome for all parties. We look forward to engaging with you constructively as you consider our proposal.

Yours sincerely,

/s/ Sir Christopher Hohn

Sir Christopher Hohn

Enc.

7 Clifford Street, London, W1S 2FT Telephone: +44 (0) 20 7440 2330

TCI Fund Management Limited is a private limited company incorporated and existing under the laws of England and Wales with registered number 08898250

Authorised and regulated by the Financial Conduct Authority